EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2023. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

Capitalisation	At 31 Mar 2023 £m

Equity
Ordinary shareholders’ equity	37,314
Other equity instruments	5,018
Non-controlling interests	74
Total equity	42,406

Indebtedness
Subordinated liabilities	6,658
Debt securities
Debt securities in issue	52,335
Liabilities designated at fair value through profit or loss	5,124
Total debt securities	57,459
Total indebtedness	64,117

Total capitalisation and indebtedness	106,523
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 March 2023, all indebtedness was unsecured except for £14.8 billion of securitisation notes and covered bonds and £1.2 billion of debt securities issued by the Group’s asset-backed conduits.
Other than the redemption of £92 million of undated subordinated liabilities on 6 April 2023 and €175 million on 8 April 2023, there have been no issuances or redemptions of subordinated liabilities since 31 March 2023.
There has been no material change in the information set forth in the table above since 31 March 2023.